DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  February 11, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable





                                 FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    February 11, 2004

3.  Press Release
    -------------

    February 11, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) disclosed today that its recent business development effort in Canada was met with strong interest. These efforts resulted in multiple project opportunities, which are currently in various stages of review.

The projects include biomass-to-fuel opportunities in the forest industry, wood recycling and wood landfill recovery. Fuel usage opportunities are under consideration in the industrial fuel markets as well as on grid, distributed power generation and combined heat and power applications. The total number of projects under consideration may soon exceed 15 and they span Canada from Newfoundland to British Columbia.

The projects remain subject to completion of technical and financial feasibility reviews and legal agreements. The projects have undergone initial reviews and have met the pre-feasibility criteria to progress to detailed analysis by the Company and its partners. The selection criteria includes but is not limited to the establishment of biomass availability, potential demand for BioOil and char, the value of fuel to be displaced and alternative market opportunities for fuel exports.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 11th day of February, 2004


                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman












IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.





DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release -February 11th, 2004

                    DynaMotive Momentum Continues to Grow in Canada
                   Multiple Project Development Opportunities Are Seen

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) disclosed today that its recent business development effort in Canada was met with strong interest. These efforts resulted in multiple project opportunities, which are currently in various stages of review.

The projects include biomass-to-fuel opportunities in the forest industry, wood recycling and wood landfill recovery. Fuel usage opportunities are under consideration in the industrial fuel markets as well as on grid, distributed power generation and combined heat and power applications. The total number of projects under consideration may soon exceed 15 and they span Canada from Newfoundland to British Columbia.

The projects remain subject to completion of technical and financial feasibility reviews and legal agreements. The projects have undergone initial reviews and have met the pre-feasibility criteria to progress to detailed analysis by the Company and its partners. The selection criteria includes but is not limited to the establishment of biomass availability, potential demand for BioOil and char, the value of fuel to be displaced and alternative market opportunities for fuel exports.

Dr. Luc Duchesne, Chief Forester for DynaMotive commented, "There is keen interest in our technology and its potential to provide sustainable energy solutions. This interest, combined with our open book approach to business development, has allowed our potential customers and partners to rapidly understand DynaMotive's technology and to detect and identify wood residue sources, establish energy substitution potential and market opportunities."

"Our business is focused on providing innovative and effective energy solutions that will make a real and positive difference in the cost of energy supply in the forest and wood industry," said Andrew Kingston, President & CEO of DynaMotive. "Our customers want to leverage their fuel growth potential and increase their competitive stance so they want technologies that will generate additional value for them. Our initial market development effort has confirmed the large interest in such technologies and the potential for DynaMotive's technology to meet these market needs."

Development opportunities:

Ontario (8 projects): The previously announced cogeneration project currently under construction in West Lorne, the potential project with the Municipality of Greenstone as well as the Freymond Lumber project opportunity in Bancroft.

The Missinabe Cree First Nation, the Economic Development Corporation of Wawa and the Township of Michipicoten for the development of a BioOil plant from industrial wood and bark residues.

The Sault Ste Marie Economic Development Corporation and other partners for the development of two BioOil fuelled combined heat and power opportunities.

Two further opportunities are under consideration in the province, one in wood recycling and a further one in pulp mill operations.

Newfoundland and Labrador (1 project): Cottles Island Lumber Co. Ltd. for the displacement of fuel oil in heat and power applications.

New Brunswick (1 project): DynaMotive has identified the opportunity for BioOil production from land filled material with the City of Miramichi.

Quebec (3 projects): DynaMotive and development partners are currently assessing projects for the use of residue streams from industrial activities as well as land filled forest biomass. DynaMotive has entered into a MOU with Pesca Environmental, a highly regarded group of environmental consultants with whom work is underway to identify potential sources of
biomass for fast pyrolysis in the Gaspe Peninsula.   This work is supported
by an Industry Canada grant.   Two other projects are under evaluation in
northern Quebec with sawmilling operators.

Saskatchewan (2 projects): DynaMotive is shortlisted for a Request for Quotation from Sask Power for the generation of 5 MW of power from forest biomass. DynaMotive is considering the development of a landfill for such purposes. Discussions are underway to assess the feasibility of using various types of forest biomass as feedstock for the production of BioOil with local sawmill operators.

In British Columbia: DynaMotive has entered into a MOU with Brinkman and associates, one of Canada's top private silviculture firms for the development of BioOil plants. Various locations and feedstocks are under investigation to make use of industrial residues, trees lost to wildfire and spruce beetle infestations as well as forest litter for the control of wildfire danger. Likewise DynaMotive has been approached to make use of trees lost to spruce beetle in the Yukon.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications       Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005           Email:investor@DynaMotive.com
Website: www.DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.